Exhibit 3.2

AMENDMENT NO. 3

TO THE AMENDED AND RESTATED BYLAWS

OF

MAGUIRE PROPERTIES, INC.

The following sets forth Amendment No. 3 to the Amended and Restated Bylaws (the "Bylaws") of Maguire Properties, Inc., a Maryland corporation (the "Company"), which amendment shall be effective as of December 11, 2007.

1.  Section 11(a)(2) of Article II of the Bylaws is amended to read in its entirety as follows:

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(l) of this Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to the date of such annual meeting as disclosed in a public announcement and not later than the close of business on the later of the 60th day prior to the date of such annual meeting as disclosed in a public announcement or the tenth day following the date of public announcement of the date of such annual meeting.  In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.  Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such person, (B) the class and number of shares of stock of the Corporation that are beneficially owned by such person and (C) all other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder (including any anticipated benefit to the stockholder therefrom) and of each beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and each beneficial owner, if any, on whose behalf the nomination or proposal is made, (x) the name and address of such stockholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of such beneficial owner, and (y) the class and number of shares of each class of stock of the Corporation which are owned beneficially and of record by such stockholder and owned beneficially by such beneficial owner.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

(a) that I am the duly elected and acting Secretary of the Company;

(b) that the foregoing amendment to the Bylaws constitutes an amendment of the Bylaws as duly adopted by the Board of Directors of the Company as of December 11, 2007; and

(c) that such amendment has not been rescinded or repealed and is now in full force and effect.

Executed this 11th day of December, 2007:	/s/ JONATHAN ABRAMS
Jonathan Abrams
Secretary